press release

ArcelorMittal receives European Commission approval for its acquisition of Ilva

ArcelorMittal (‘the Company’) announces that it has been granted merger clearance by the European Commission (‘EC’ or ‘the Commission’) for AM Investco Italy Srl (AM Investco)’s proposed acquisition of Ilva S.p.A (Ilva).

EC merger clearance follows the conclusion of the Commission’s Phase II investigation into the proposed acquisition of Ilva, and has been granted on the basis that the Company has committed to dispose of assets in Italy, Romania, Macedonia, Czech Republic, Luxembourg and Belgium, as previously announced on 13 April 2018.

Approval by the EC is a significant milestone in the transaction to acquire Ilva and represents a major step towards closing the deal, which is now expected to occur as soon as possible.

ENDS

Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to buy or to exchange any securities of ArcelorMittal. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of ArcelorMittal.

Forward-Looking Statements
This communication contains forward-looking information and statements about ArcelorMittal and its business after completion of the proposed transaction that have not been audited or independently verified. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations. Although the management of ArcelorMittal believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The combined group may not realize the full benefits of the transaction.